FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on June 30, 2021.

This MD&A for the three and six months ended June 30, 2021 and 2020 should be read in conjunction with the Company's unaudited consolidated interim financial statements, the accompanying notes for the three and six months ended June 30, 2021 and 2020 and the audited consolidated financial statements and the accompanying notes for fiscal years ended December 31, 2020, and 2019. The financial information presented in this MD&A is derived from the Company's unaudited consolidated interim financial statements for the three and six months ended June 30, 2021 and 2020 which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollar except where otherwise indicated.

This MD&A is dated as of August 12, 2021.

FORWARD-LOOKING INFORMATION

The information provided in this MD&A, including information incorporated by reference, may contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of the Company's experience and perception of historical trends.  Although we believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

This forward-looking  information is identified by words such as "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "may" or similar expressions and includes suggestions of future outcomes; the Company's proposed partnership and joint ventures with, and investments in, other entities; the estimated costs of the Company's proposed capital projects and future investments; potential proceeds from the exercise of the Company's outstanding share purchase warrants; actions taken by the Company, or that the Company may take in the future, to adjust its capital structure; the undertaking of clinical research to study the effects of the Company's products on client health; the outcome of clinical trials related to ultra micro-palmitoylethanolamide ("ultramicronized-PEA" or "FSD-201"). Readers are cautioned not to place undue reliance on forward-looking information as the Company's actual results may differ materially from those expressed or implied.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: the Company's ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; general economic, financial market, regulatory and political conditions in which the Company operates; purchaser interest in the Company's products; anticipated and unanticipated costs; government regulation of the Company's activities and products; the timely receipt of any required regulatory approvals; the Company's ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; the Company's ability to conduct operations in a safe, efficient and effective manner; and the Company's expansion plans and timeframe for completion of such plans.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because no assurance can be given that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the limited operating history of the Company and history of losses; the Company's ability to continue as a going concern; the highly speculative nature of drug development; the Company's ability to generate sufficient revenue to be profitable; the Company's ability to raise the capital necessary for it to execute its strategy; impact of any future recall of the Company's products; the impact of any negative scientific studies on the effects of micro-PEA; the Company's inability to complete clinical trials and attain the regulatory approvals it needs to commercialize its pharmaceutical products; the Company's product candidates being in the preclinical development stage; the Company's ability to obtain regulatory approval in jurisdictions for any product candidates; delays in clinical trials; failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates; results of earlier studies or clinical trials not being predictive of future clinical trials; difficulties enrolling patients in clinical trials; potential side effects, adverse events or other properties or safety risks of pharmaceutical product candidates; regulatory regimes of locations for clinical trials outside of the United States; failure to obtain approval to commercialize product candidates outside of the United States; published clinical trial data may change in future trials; manufacturing problems resulting in delays in development or commercialization programs; inability to successfully validate, develop and obtain regulatory approval for companion diagnostic tests for drug candidates; changes in funding for the U.S. Food and Drug Administration ("FDA") and other government agencies; risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies; risks inherent in an agricultural business; rising energy costs; the Company's reliance on key persons; the Company's compliance with environmental, health and safety laws and regulations; insurance risks; interruptions in the supply chain for key inputs; demand for skilled labour, specialized knowledge, equipment, parts and components; the Company's ability to manage its growth; the Company's ability to successfully implement and maintain adequate internal controls over financial reporting or disclosure controls and procedures; the Company not having been required to certify that it maintains effective internal control over financial reporting or effective disclosure controls and procedures; increased costs as a result of operating as a public company in the United States; risks relating to our status as a foreign private issuer; the Company taking advantage of reduced disclosure requirements applicable to emerging growth companies; the Company's ability to successfully identify and execute future acquisitions or dispositions; expansion of international operations; reliance on the operations of the Company's partners; results of litigation; conflicts of interest between the Company and its directors and officers; payment of dividends; the partial dependence of the Company's operations on the maintenance and protection of its information technology systems; unforeseen tax and accounting requirements; tax risks related to the Company's status as a "passive foreign investment company"; changes in government; changes in government policy; failure of counterparties to perform contractual obligations; the Company's ability to successfully develop new products or find a market for their sale; the Company's ability to promote and sustain its brands; product liability claims or regulatory actions; reputational risks to third parties with whom the Company does business; the Company's ability to produce and sell its medical products outside of Canada; co-investment risks; failure to comply with laws and regulations; the Company's reliance on its own market research and forecasts; competition from synthetic production and new technologies; the Company's ability to transport its products; liability arising from any fraudulent or illegal activity; product liability lawsuits; misconduct or other improper activities by employees, independent contractors, consults, commercial partners and vendors; failure to achieve market acceptance in the medical community; inability to establish sales and marketing capabilities; failure to comply with health and data protection laws; reliance on third parties to conduct clinical trials; loss of single-source suppliers; reliance on contract manufacturing facilities; inability to obtain or maintain sufficient intellectual property protection for the Company's products; third-party claims of intellectual property infringement; patent terms being insufficient to protect competitive position on product candidates; inability to obtain patent term extensions or non-patent exclusivity; inability to protect the confidentiality of trade secrets; inability to protect trademarks and trade names; filing of claims challenging the inventorship of the Company's patents and other intellectual property; invalidity or unenforceability of patents; claims regarding wrongfully use or disclosed confidential information of third parties; inability to protect intellectual property rights around the world; the Company's dual class share structure; that additional issuances of the Company's shares could have a significant dilutive effect; public health crises; and other factors beyond the Company's control.

The Company cautions that the foregoing list of important factors is not exhaustive. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. You should carefully consider the matters discussed under "Risks Factors" in our Annual Information Form for the year ended December 31, 2020, Short Form Base Shelf Prospectus dated June 16, 2020 and Prospectus Supplement dated February 11, 2021.

The forward-looking statements contained or incorporated by reference in this MD&A are made as of the date of this MD&A or as otherwise specified. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to FSD can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc". The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

FSD Pharma Inc. ("FSD" or the "Company"), through its wholly owned subsidiary, FSD Biosciences, Inc. is a pharmaceutical research and development ("R&D") company focused on developing over time multiple applications of its lead compound, ultra-micro PEA by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an Investigational New Drug Application ("IND") with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus. The trial is targeting a total of 352 random patients in a controlled, double-blind multicenter study.

The Company has retained an independent biotechnology and pharma focused firm to evaluate more broadly its principal drug compound, PEA, in order to evaluate its current potential commercial viability.

As of the date hereof, the Company currently has two material subsidiaries: (i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware; and (ii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA.

In July 2020, the Company decided to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences Inc. As of September 30, 2020, the Company, ended all activities of FV Pharma. As a result, the Company is no longer engaged in cannabis-related activities and is in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

Requisitioning Shareholders

On May 16, 2021, the Company announced the results of its annual general and special meeting of the shareholders held on May 14, 2021. The nominees proposed by a group of shareholders led by Anthony Durkacz and Zeeshan Saeed were elected to serve as the Company's directors.

FSD Pharma Inc.

Through the acquisition of Prismic Pharmaceuticals Inc. ("Prismic"), the Company acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit for certain specified pharmaceutical purposes patents and other intellectual property rights to ultra micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA ("Epitech"). PEA is a naturally occurring substance that is produced within the body in response to inflammation. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on FSD201 ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biological plausibility of an efficacious effect with a high safety profile.

The Company has successfully completed Phase 1 first-in-human safety and tolerability study for FSD201 and has found the compound to be safe with no serious adverse side effects. This study also validated considerable scientific literature already published in the European Union that claims safety and tolerability of micro-PEA. Ultra-micro PEA is currently being dispensed in Italy and Spain as a prescription based medical food supplement since 2004.

The Company received permission from the FDA in June 2020 to submit an IND Application for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

The Company submitted to the FDA an IND Application for the use of FSD201 in August 2020.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to down-regulate the over-expressed immune response and mitigate the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

In September 2020, the Company received authorization from the FDA to initiate Phase 2 study for the use of FSD201 to treat COVID-19.

The FSD201 COVID-19 trial is currently on hold as the Company evaluates the commercial viability of the Phase 2 study. As was previously stated in the March 17, 2021 Information Circular, the nominees proposed by a group of shareholders led by Anthony Durkacz and Zeeshan Saeed, would audit the Company's current Phase 2 study to determine its current viability and to better understand the risks and costs associated with the Phase 2 study. The Company has retained an independent biotechnology and pharma focused firm to conduct the evaluation and analyses.

Epitech License Agreement

On January 8, 2020, the Company entered into an amended and restated license agreement with Epitech (the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Company an exclusive, worldwide license (excluding Italy and Spain where the Company is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Company has a first refusal right to use Epitech's patents to develop and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Company exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. The FSD-201 COVID-19 Trials are subject to such requirements. Finally, the Epitech License provides the Company with a nonexclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Company is required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of $700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Company is required to pay the non-refundable sum of $1,000,000 to Epitech. None of the specified milestones have been met to date.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Company; (b) 25% of the royalties received by the Company from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Company is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Innovet License Agreement

On March 9, 2021, the Company entered into the Innovet License Agreement ("License Agreement") with Innovet Italia S.R.L. ("Innovet"). The License Agreement grants the Company an exclusive, worldwide license (excluding Italy, and subject to a first refusal right maintained by Innovet, any other country in Europe) to research, manufacture and commercialize products using certain proprietary formulations of ultra-micro PEA (the "Licensed Products") to treat gastro-intestinal diseases in canines and felines. The License Agreement provides that the Company shall develop the Licensed Products with a view to submitting an Investigational Animal Drug Application with the FDA within thirty-six (36) months of the date of the agreement and shall submit a New Animal Drug Application within sixty (60) months of the effective date of the agreement.

Under the terms of the License Agreement, the Company is required to make payments to Innovet upon the achievement of specified milestones. An initial non-refundable sum of US$500,000 was payable to Innovet on the effective date of the License Agreement and a second non-refundable sum of US$250,000 will be due and payable to Innovet on the first anniversary of the effective date of the License Agreement. Within thirty business days of the first notification of approval of a New Animal Drug Application by the FDA of the first Licensed Product to receive such approval in the United States, the Company is required to pay an additional non-refundable sum of US$750,000 to Innovet. None of the specified milestones have been met to date.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Company is required to pay Innovet 14% of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Company is required to pay 5% of net sales of the Licensed Products.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Company's SEDAR and EDGAR profiles.

Cannabis Licenses

The Company held three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses").

On July 30, 2020, the Company announced that it has notified Health Canada of the Company's decision to forfeit the licenses of FV Pharma and suspend all cannabis-related activities of FV Pharma within 30 days. As of September 30, 2020, the Company ended all activities of FV Pharma and had surrendered its Licenses. The Company is in the process of liquidating all of FV Pharma's assets, including the sale of its Facility and/or the adjacent real estate.

The Facility

FV Pharma's facility is located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). The Company also owns the 70-acre property on which the Facility is located (the "Facility Property"). FV Pharma acquired the Facility in November 2017. The Facility has 581,538 square feet of building space. The Company is actively exploring a sale of the Facility and/or the Facility Property. See further discussion below under "Discontinued Operations".

The Company has no contractual arrangements and has no commitments for capital expenditures with respect to the Facility or the Facility Property.

IMPACT OF COVID-19

The outbreak of the novel strain of coronavirus, specifically identified as "COVID-19," has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company's business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

In order to mitigate the impact of COVID-19, the Company implemented a systematic and orderly scale back of FV Pharma's cultivation operations and a furlough policy for its workforce, except for certain personnel working staggered shifts to ensure continuity of operations and licensure effective March 23, 2020. Following the Company's decision to primarily focus its efforts and resources on the pharmaceutical business operated through FSD Biosciences Inc. in September 2020, FV Pharma surrendered its licenses and ceased all other operational activities. The Company's clinical trials for the use of FSD-201, its lead compound, to treat suspected or confirmed cases of COVID-19 are currently on hold as the Company evaluates the commercial viability of the compound. COVID-19 did not have a material impact on the continuing operations or financial results of the Company for the three and six months ended June 30, 2021.

CHANGE IN FUNCTIONAL AND PRESENTATION CURRENCY TO UNITED STATES DOLLAR

The Company changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2020. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company.

The Company has elected to change its presentation currency from the C$ to the US$ effective October 1, 2020. The change in presentation currency is a voluntary change which is accounted for retrospectively. The change in presentation currency was made to better reflect the Company's business activities. For comparative reporting purposes, historical financial information has been translated to US$ using the exchange rate as at October 1, 2020, which is the date of the change in the functional and presentation currency.

DISCONTINUED OPERATIONS

As previously noted, in March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated a process to sell the Facility and Facility Property and exit the medical cannabis industry. The Company is actively marketing the Facility and Facility Property for sale and expects that the sale of the Facility and Facility Property will be completed within the next twelve months.

Assets held for sale consists of the Facility and Facility Property. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Results of operations related to the Facility are reported as discontinued operations for the three and six months ended June 30, 2021 and 2020.

In accordance with IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, the assets held for sale were assessed for impairment based on fair value less costs to sell. The fair value was measured using the price at which the Company expects to receive for the disposal of the Facility and Facility Property in its current state less estimates for the costs of disposal. The fair value less costs to sell was higher than the carrying value of the Facility and Facility Property, resulting in recognition of the resulting group at carrying value.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
General and administrative	5,073,691	1,909,183	8,122,550	4,925,055
External research and development fees	3,612,718	1,561,518	5,582,969	1,864,910
Share-based payments	3,020,647	364,080	6,853,171	2,668,322
Depreciation and amortization	982,353	994,337	1,933,373	1,965,668
Impairment of right-of-use asset	-	-	-	89,860
Total operating expenses	12,689,409	4,829,118	22,492,063	11,513,815
Net loss from continuing operations	(12,754,390)	(3,925,554)	(22,160,002)	(12,085,461)
Net loss from discontinued operations	(452,937)	(566,930)	(986,779)	(1,768,794)
Net loss for the period	(13,207,327)	(4,492,484)	(23,146,781)	(13,854,255)

OVERALL FINANCIAL PERFORMANCE

Three and six months ended June 30, 2021

For the three and six months ended June 30, 2021, general and administrative expenses were $5,073,691 and $8,122,550, respectively, compared to $1,909,183 and $4,925,055 for the comparative periods in the prior year. This represents an increase of $3,164,508 or 166% for the three months ended June 30, 2021, and an increase of $3,197,495 or 65% for the six months ended June 30, 2021, compared to the equivalent periods in the prior year. The increase is primarily related to one-time professional fees incurred during the period due to litigation and the process leading to the Company's contested annual general and special meeting of the shareholders held on May 14, 2021.

For the three and six months ended June 30, 2021, external research and development fees were $3,612,718 and $5,582,969, respectively, compared to $1,561,518 and $1,864,910 for the comparative periods in the prior year. This represents an increase of $2,051,200 or 131% for the three months ended June 30, 2021, and an increase of $3,718,059 or 199% for the six months ended June 30, 2021, compared to the equivalent periods in the prior year. The increase is related to expenses incurred for the research and development of PEA, for Phase 2 Safety and Tolerability testing and COVID-19 study.

For the three and six months ended June 30, 2021, share-based payments expense was $3,020,647 and $6,853,171, respectively, compared to $364,080 and $2,668,332 for the comparative periods in the prior year. This represents an increase of $2,656,567 or 730% for the three months ended June 30, 2021, and an increase of $4,184,849 or 157% for the six months ended June 30, 2021, compared to the equivalent periods in the prior year. The increase in share-based payments is due to share options granted to management and the Board of Directors in the ordinary course following their election at the Company's annual general and special meeting of the shareholders held on May 14, 2021. In addition, in February 2021, the Company's former Board of Directors issued shares to certain individuals who, at that time, were management or members of the Company's Board of Directors.

For the three and six months ended June 30, 2021, depreciation and amortization was $982,353 and $1,933,373, respectively, compared to $994,337 and $1,965,668 for the comparative periods in the prior year. This represents a decrease of $11,984 or 1% for the three months ended June 30, 2021, and a decrease of $32,295 or 2% for the six months ended June 30, 2021, compared to the equivalent periods in the prior year. Depreciation and amortization is related to the amortization of intellectual property.

For the three and six months ended June 30, 2021, net loss was $13,207,327 and $23,146,781, respectively, compared to $4,492,484 and $13,854,255 for the three and six months ended June 30, 2020. Net loss for the three and six months ended June 30, 2021, is comprised of net loss from continuing operations of $12,754,390 and $22,160,002 and net loss from discontinued operations of $452,937 and $986,779 compared to net loss from continuing operations of $3,925,554 and $12,085,461 and net loss from discontinued operations of $566,930 and $1,768,794 for the three and six months ended June 30, 2020.

	As at June 30,	As at December 31,
	2021	2020	Change
	$	$	$	%
Cash	43,196,613	17,524,822	25,671,791	146%
Total assets	68,350,918	41,967,205	26,383,713	63%
Total liabilities	10,073,855	5,658,622	4,415,233	78%

The Company concluded the six months ended June 30, 2021 with cash of $43,196,613 (December 31, 2020 - $17,524,822).

Cash used in operating activities for the six months ended June 30, 2021 was $12,068,527 compared to $9,216,704 for the six months ended June 30, 2020.

Cash used in investing activities for the six months ended June 30, 2021 was $500,000 compared to cash provided by investing activities of $6,372,375 for the six months ended June 30, 2020. During the six months ended June 30, 2021, the Company made payments for acquired intellectual property under the Innovet License Agreement of $500,000, compared to proceeds of $6,372,375 from the sale of investments during the six months ended June 30, 2020.

Cash provided by financing activities for the six months ended June 30, 2021 was $38,240,318 compared to cash provided by financing activities of $6,948,400 for the six months ended June 30, 2020. During the six months ended June 30, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $71,424 of notes payable and the repayment of $29,665 for lease obligations. During the six months ended June 30, 2020, the Company issued shares for net proceeds of $6,909,994, received $59,548 from the exercise of stock options offset by repayment of $21,142 for lease obligations.

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Expenses
General and administrative	5,073,691	1,909,183	3,164,508	166%	8,122,550	4,925,055	3,197,495	65%
External research and development fees	3,612,718	1,561,518	2,051,200	131%	5,582,969	1,864,910	3,718,059	199%
Share-based payments	3,020,647	364,080	2,656,567	730%	6,853,171	2,668,322	4,184,849	157%
Depreciation and amortization	982,353	994,337	(11,984)	-1%	1,933,373	1,965,668	(32,295)	-2%
Impairment of right-of-use asset	-	-	-	100%	-	89,860	(89,860)	-100%
Total operating expenses	12,689,409	4,829,118	7,860,291	163%	22,492,063	11,513,815	10,978,248	95%

Loss from continuing operations	(12,689,409)	(4,829,118)	(7,860,291)	163%	(22,492,063)	(11,513,815)	(10,978,248)	95%

Other income	-	(13,251)	13,251	-100%	(1,292)	(26,853)	25,561	-95%
Finance expense	18,917	68,474	(49,557)	-72%	38,242	141,637	(103,395)	-73%
Gain on settlement of financial liability	(39,542)	(40,409)	867	-2%	(49,792)	(40,409)	(9,383)	23%
Loss (gain) on change in fair value of warrants and derivative liability	(294,947)	-	(294,947)	100%	261,609	(634,415)	896,024	-141%
Loss (gain) on changes in fair value of investments	380,553	(918,378)	1,298,931	-141%	(580,828)	1,131,686	(1,712,514)	-151%
Net loss from continuing operations	(12,754,390)	(3,925,554)	(8,828,836)	225%	(22,160,002)	(12,085,461)	(10,074,541)	83%

Net loss from discontinued operations	(452,937)	(566,930)	113,993	-20%	(986,779)	(1,768,794)	782,015	-44%
Net loss	(13,207,327)	(4,492,484)	(8,714,843)	194%	(23,146,781)	(13,854,255)	(9,292,526)	67%

REVIEW OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

General and administrative

General and administrative expenses for the three and six months ended June 30, 2021 and 2020 are comprised of:

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Professional fees	2,797,012	181,454	2,615,558	1441%	3,848,488	1,220,251	2,628,237	215%
General office, insurance and administration expenditures	1,132,494	776,979	355,515	46%	1,979,776	1,771,137	208,639	12%
Consulting fees	545,586	394,209	151,377	38%	1,275,426	1,033,386	242,040	23%
Salaries, wages and benefits	973,662	479,792	493,870	103%	1,668,398	964,688	703,710	73%
Investor relations	36,448	116,307	(79,859)	-69%	75,249	419,588	(344,339)	-82%
Building and facility costs	188,019	15,323	172,696	1127%	578,382	196,660	381,722	194%
Foreign exchange loss (gain)	(129,161)	91,371	(220,532)	-241%	(284,345)	33,855	(318,200)	-940%
	5,544,060	2,055,435	3,488,625	170%	9,141,374	5,639,565	3,501,809	62%
Allocated to:
Continuing operations	5,073,691	1,909,183	3,164,508	166%	8,122,550	4,925,055	3,197,495	65%
Discontinued operations	470,369	146,252	324,117	222%	1,018,824	714,510	304,314	43%

Professional fees

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Professional fees	2,797,012	181,454	2,615,558	1441%	3,848,488	1,220,251	2,628,237	215%

Professional fees increased from $181,454 to $2,797,012 or 1441% and increased from $1,220,251 to $3,848,488 or 215% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. For the three and six months ended June 30, 2021, the increase is due to litigation and the Company's contested annual general and special shareholders meeting held on May 14, 2021.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and six months ended June 30, 2021 and 2020 are comprised of the following:

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	918,955	536,209	382,746	71%	1,575,709	1,022,896	552,813	54%
Travel, meals and entertainment	14,280	22,659	(8,379)	-37%	100,076	291,614	(191,538)	-66%
Office and general administrative	199,259	218,111	(18,852)	-9%	303,991	456,627	(152,636)	-33%
General office, insurance and administration expenditures	1,132,494	776,979	355,515	46%	1,979,776	1,771,137	208,639	12%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs increased from $536,208 to $918,955 or 71% and increased from $1,022,896 to $1,575,709 or 54% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly-listed Company on the NASDAQ. The primary reason for the increase for the three and six months ended June 30, 2021, compared to the equivalent periods in the prior year is due an increase in the cost of director and officers insurance.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $22,659 to $14,280 or 37% and decreased from $291,614 to $100,076 or 66% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses decreased from $218,111 to $199,259 or 9% and decreased from $456,627 to $303,991 or 33% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities.

Consulting fees

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Consulting fees	545,586	394,209	151,377	38%	1,275,426	1,033,386	242,040	23%

Consulting fees increased from $394,209 to $545,586 or 38% and increased $1,033,386 to $1,275,426 or 23% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Salaries, wages and benefits	973,662	479,792	493,870	103%	1,668,398	964,688	703,710	73%

Salaries, wages and benefits expenses increased from $479,792 to $973,662 or 103% and increased from $964,688 to $1,668,398 or 73% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. The increase is primarily due to expenses incurred in connection with the termination of employment of employees during the period and employer health tax.

Investor relations

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Investor relations	36,448	116,307	(79,859)	-69%	75,249	419,588	(344,339)	-82%

Investor relations expenses decreased from $116,307 to $36,448 or 69% and decreased from $419,588 to $75,249 or 82% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. The decrease is primarily related to lower spending on investor relations and marketing during the three and six months ended June 30, 2021.

Building and facility costs

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Building and facility costs	188,019	15,323	172,696	1127%	578,382	196,660	381,722	194%

Building and facility costs increased from $15,323 to $188,019 or 1127% and increased from $196,660 to a $578,382 or 194% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. The increase for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year is primarily due to repair costs incurred for the Heritage building located on the Facility Property and an environmental land study of the Facility Property.

Foreign exchange loss (gain)

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss (gain)	(129,161)	91,371	(220,532)	-241%	(284,345)	33,855	(318,200)	-940%

Foreign exchange loss (gain) increased from a loss of $91,371 and $33,855 to a gain of $129,161 and $284,345 for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. The primary reason for the foreign exchange gain was due to the increase in strength of the Canadian dollar relative to the US dollar and its impact on cash balances denominated in the Canadian dollar.

External research and development fees

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
External research and development fees	3,612,718	1,909,183	1,703,535	89%	5,582,969	1,864,910	3,718,059	199%

External research and development fees increased from $1,909,183 to $3,612,718 and increased from $1,864,910 to $5,582,969 for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. The increase is related to expenses incurred for the research and development of PEA, Phase 2 clinical trials, and COVID-19 study.

Share-based payments

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Share-based payments	3,020,647	364,080	2,656,567	730%	6,853,171	2,668,322	4,184,849	157%

Share-based payments increased from $364,080 to $3,020,647 and increased from $2,668,322 to $6,853,171 for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. The increase in share-based payments is due to share options granted to management and the Board of Directors in the ordinary course following their election at the Company's annual general and special meeting of shareholders held on May 14, 2021. In addition, in February 2021, the Company's former Board of Directors issued shares to certain individuals who, at that time, were management or members of the Company's Board of Directors.

Depreciation and amortization

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	982,353	994,337	(11,984)	-1%	1,933,373	1,965,668	(32,295)	-2%

Depreciation and amortization decreased from $994,337 to $982,353 or 1% and decreased from $1,965,668 to $1,933,373 or 2% for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. Depreciation and amortization is related to the intellectual property.

Finance expense

For the three and six months ended June 30, 2021, finance expense was $18,917 and $38,242 compared to $68,474 and $141,637 for the three and six months ended June 30, 2021, respectively, compared to the equivalent periods in the prior year. Finance expense is primarily comprised of interest on notes payable assumed on acquisition of Prismic Pharmaceuticals in June 2019. The Company settled a certain balance of notes payable, resulting in lower finance expense for the three and six months ended June 30, 2021, respectively compared to the equivalent periods in the prior year.

Loss (gain) on change in fair value of warrants and derivative liability

In August of 2020 the Company issued warrants as part of a private placement that did not meet the IFRS definition of equity due to the exercise price being denominated in United States Dollar, which was not the functional currency of the Company at the time resulting in a variability in exercise price. As such, the warrants were recognized as a derivative liability with a fair value of $3,289,069 at the time of issuance. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020 and $2,004,466 as at March 31, 2021.

The fair value of the warrants liability as at June 30, 2021 was $1,709,519 resulting in a loss on change in fair value of $294,947 and $261,609 for the three and six months ended June 30, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.74, risk free interest rate of 0.87% and annualized volatility of 128%.

During the six months ended June 30, 2020, the Company recognized a gain on change in fair value of derivative liability of $634,415 related to the settlement of Solarvest BioEnergy Inc. derivative liability with the issuance of 225,371 Class B Common Shares on February 4, 2020.

Loss (gain) on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss/gain as the fair value fluctuates.

		Balance at	Change in fair value	Balance at
Entity	Instrument	December 31, 2020	through profit or loss	June 30, 2021
		$	$	$
Clover Cannastrip	Shares	-	-	-
HUGE Shops	Shares	600,433	67,133	667,566
SciCann Therapeutics	Shares	195,679	178	195,857
Solarvest BioEnergy Inc.	Shares	447,678	326,850	774,528
Solarvest BioEnergy Inc.	Warrants	74,813	(74,813)	-
Solarvest BioEnergy Inc.	Convertible debenture	358,142	261,480	619,622
		1,676,745	580,828	2,257,573

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

The following table outlines our net loss from discontinued operations for the three and six months ended June 30, 2021 and 2020:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$

Revenue	-	6,294	-	8,735

Cost of revenue	-	441,405	-	834,574
Gross loss before fair value adjustments	-	(435,111)	-	(825,839)
Fair value adjustments on inventory sold		(515)	-	(945)
Unrealized loss (gain) on changes in fair value of biological assets	-	-	-	166,886
Gross loss	-	(434,596)	-	(991,780)

Expenses
General and administrative	470,369	146,252	1,018,824	714,510
Depreciation and amortization	-	-	-	90,340
Total operating expenses	470,369	146,252	1,018,824	804,850

Loss from discontinued operations	(470,369)	(580,848)	(1,018,824)	(1,796,630)

Other income	(17,432)	(13,918)	(32,045)	(27,836)
Net loss from discontinued operations	(452,937)	(566,930)	(986,779)	(1,768,794)

Revenue

Revenue was $nil and $nil from discontinued operations for the three and six months ended June 30, 2021, compared to $6,294 and $8,375 for the equivalent period in the prior year. The decrease is due to the Company discontinuing its cannabis operations.

Cost of revenue

For the three and six months ended June 30, 2021, cost of revenue from discontinued operations was $nil and $nil compared to $441,405 and $834,574 for the three and six months ended June 30, 2020. The decrease for the three and six months ended June 30, 2021, compared to the equivalent period in the prior year is primarily due to FV Pharma forfeiting its licenses and ceasing all operations at the end of July 2020 and discontinuing the sale of cannabis. Cost of revenue includes the cost of inventory sold, production costs expensed and impairment charges. Direct and indirect production costs include labor, processing, testing, packaging, quality assurance, security, inventory, shipping, depreciation of production equipment, production management and other related expenses.

Unrealized loss on changes in fair value of biological assets

Unrealized loss on change in fair value of biological assets for the three and six months ended June 30, 2021 was $nil and $nil compared to the loss from change in fair value of biological assets for the three and six months ended June 30, 2020 of $nil and $166,886. As of June 30, 2021, the Company did not have any biological assets.

General and administrative

	For the three months ended June 30,				For the six months ended June 30,
	2021	2020	Change		2021	2020	Change
	$	$	$	%	$	$	$	%
General office and administration	103,084	91,331	11,753	13%	188,806	195,970	(7,164)	-4%
Salaries, wages and benefits	179,266	39,597	139,669	353%	251,636	321,879	(70,243)	-22%
Building and facility costs	188,019	15,324	172,695	1127%	578,382	196,661	381,721	194%
	470,369	146,252	324,117	222%	1,018,824	714,510	304,314	43%

General and administrative expenses from discontinued operations increased from $146,252 to $470,369 and from $714,510 to $1,018,824 for the three and six months ended June 30, 2021, compared to the equivalent period in the prior year. The increase is primarily due to building and facility costs incurred for the Heritage building and an environmental land study of the Cobourg property. Salaries and wages increased for the three months ended June 30, 2021, compared to the three months ended June 30, 2020, due to severance and the impact of a stronger Canadian dollar. Salaries and wages decreased for the six months ended June 30, 2021, compared to the six months ended June 30, 2020, as a result of the discontinuance of operations.

Depreciation and amortization

Depreciation and amortization from discontinued operations for the three and six months ended June 30, 2021 was $nil and $nil compared to $nil and $90,340 for the equivalent periods in the prior year. Depreciation and amortization expense decreased as the Company ceased depreciation of these assets upon recognition as being held for sale in March of 2020.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing July 1, 2019 and ended June 30, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2020 and the unaudited consolidated interim financial statements for the three and six months ended June 30, 2021. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2020 and the unaudited financial statements for the period ended June 30, 2021. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2020	2021	2020	2020	2020	2020	2019	2019
	$	$	$	$	$	$	$	$
							[restated]	[restated]
Other income (loss)	-	(1,292)	4	(23,166)	13,251	13,602	42,824	(2,370)
Net loss for the period	(13,207,327)	(9,939,454)	(4,378,271)	(13,567,266)	(4,492,484)	(9,361,772)	(12,836,967)	(12,760,518)
Net loss per share - basic	(0.37)	(0.37)	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)	(1.69)
Net loss per share - diluted	(0.37)	(0.37)	(0.24)	(1.07)	(0.49)	(1.15)	(1.63)	(1.69)

Restatement of comparative figures and key metrics

In preparation of the December 31, 2020 consolidated financial statements, certain errors to the previously issued December 31, 2019 consolidated financial statements were identified by management. The errors related to errors in the application of accounting for stock-based compensation, investments, and derivative liability. The restatements did not have any impact on the December 31, 2020 and the December 31, 2019 audited consolidated financial statements.

FINANCIAL POSITION

	As at June 30,	As at December 31,	Change
	2021	2020	$	%
ASSETS
Current assets
Cash	43,196,613	17,524,822	25,671,791	146%
Other receivables	472,625	161,342	311,283	193%
Prepaid expenses and deposits	1,587,972	569,401	1,018,571	179%
	45,257,210	18,255,565	27,001,645	148%
Assets held for sale	8,845,117	8,610,504	234,613	3%
	54,102,327	26,866,069	27,236,258	101%
Non-current assets
Investments	2,257,573	1,676,745	580,828	35%
Intangible assets, net	11,991,018	13,424,391	(1,433,373)	-11%
	14,248,591	15,101,136	(852,545)	-6%

Total assets	68,350,918	41,967,205	26,383,713	63%

LIABILITIES
Current liabilities
Trade and other payables	7,953,790	3,700,103	4,253,687	115%
Lease obligations	48,371	46,842	1,529	3%
Warrants liability	1,709,519	1,447,910	261,609	18%
Notes payable	300,549	384,647	(84,098)	-22%
	10,012,229	5,579,502	4,432,727	79%

Non-current liabilities
Lease obligations	61,626	79,120	(17,494)	-22%
Total liabilities	10,073,855	5,658,622	4,415,233	78%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	-	0%
Class B share capital	144,974,820	103,056,538	41,918,282	41%
Warrant	4,968,958	4,968,958	-	0%
Contributed surplus	22,068,887	18,792,590	3,276,297	17%
Foreign exchange translation reserve	128,479	207,797	(79,318)	-38%
Accumulated deficit	(114,015,669)	(90,868,888)	(23,146,781)	25%
Total shareholders' equity	58,277,063	36,308,583	21,968,480	61%
Total liabilities and shareholders' equity	68,350,918	41,967,205	26,383,713	63%

Assets

Current assets

Current assets increased by $27,236,258 or 101%, primarily due to an increase in cash of $25,617,791 as a result of the share issuances during the six months ended June 30, 2021.

Other receivables increased by $311,283 or 193% primarily due to an increase in sales taxes receivable.

Prepaid expenses and deposits increased by $1,018,571 or 179% primarily related to payments made for the Company's insurance policies.

Assets Held for Sale

Assets held for sale consists of the Facility and Facility Property. It is anticipated that no liabilities of the Company will be transferred as part of any proposed transaction. Assets held for sale as at June 30, 2021 and December 31, 2020, consisted of the following:

	2021	2020
	$	$
Property and plant	8,845,117	8,610,504

Non-current assets

Investments increased by $580,828 or 35%, primarily due to the change in fair value of investments as a result of increases in the underlying share prices.

Intangible assets decreased by $1,433,373 or 11% primarily due to amortization expense incurred for the six months ended June 30, 2021, offset by additions of $500,000.

Liabilities

Current liabilities

Trade and other payables increased by $4,253,687 or 115%, primarily due to the timing of invoice payments and costs incurred associated with the annual general and special meeting of the shareholders.

Warrants were issued as part of the financing in August 2020. The Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar which was not the functional currency of the Company at the time resulting in variability in exercise price. Accordingly, these warrants are treated as a derivative financial liability measured at fair value through profit or loss. As at the date of issuance the fair value of the warrants was determined to be $3,289,069 using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $3.01 on date of issuance, risk free interest rate of 0.32% and annualized volatility of 121%. The derivative liability was remeasured at fair value of $1,447,910 on December 31, 2020. The fair value of the warrants liability as at June 30, 2021 was $1,709,519 resulting in a loss on change in fair value of $261,609 for the six months ended June 30, 2021. The fair value was determined using the Black-Scholes option pricing model and the following assumptions: exercise price of $4.26, the underlying share price of $1.74, risk free interest rate of 0.87% and annualized volatility of 128%.

The Company recognized notes payable from the acquisition of Prismic on June 29, 2019, made up of convertible notes and short-term notes. The notes and short-term notes are due to former board members of Prismic. The notes carry an annual interest rate of 20% and the short-term notes carry an annual interest rate of 10%. During the six months ended June 30, 2021, the Company settled notes payable in the amount of $84,098, accrued interest of $45,346, and $201,695 of other Prismic related liabilities with cash of $281,235. A gain of $49,904 was recognized on settlement as the value of the consideration was less than the carrying value of the notes payable, accrued interest and other related Prismic liabilities.

Non-current liabilities

Non-current portion of lease liability represents the Company's obligations under an office lease. The lease matures on December 31, 2023.

Shareholders' equity

Shareholder's equity increased by $21,968,480 due to an increase of $41,918,282 related to the issuance of shares and shares issued as share-based compensation, offset by a loss of $79,318 related to the translation of foreign operations and a net loss of $23,146,781 for the six months ended June 30, 2021.

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development program centered on the lead asset, micro-PEA. The discontinued operations of the Company are in the process of being sold to fund the continuing operations.

As at June 30, 2021, the Company had cash of $43,196,649 representing an increase of $25,671,791 from December 31, 2020. This increase is primarily due to $38,240,318 of cash provided by financing activities offset by $12,068,527 of cash used in operating activities and $500,000 of cash used in investing activities.

Cash flows

	For the six months ending June 30,
	2021	2020
	$	$
Net cash provided by (used in):
Cash used in continuing operating activities	(11,156,605)	(8,643,351)
Cash used in discontinued operating activities	(911,922)	(573,353)
Cash used in operating activities	(12,068,527)	(9,216,704)

Cash provided by (used in) continuing investing activities	(500,000)	6,372,375

Cash provided by (used in) continuing financing activities	38,240,318	6,948,400

Net increase in cash during the period	25,671,791	4,104,071

Cash Flows Used in Operating Activities

Cash flows used in continuing operating activities for the six months ended June 30, 2021, were $11,156,605 compared to cash flows used in continuing operating activities of $8,643,351 for the six months ended June 30, 2020. Cash flows used in discontinued operating activities for the six months ended June 30, 2021, were $911,922 compared to cash flows used in discontinued operating activities of $573,353 for the six months ended June 30, 2020.

Cash Flows Provided by (Used in) Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2021, were $500,000 compared to cash flows provided by investing activities of $6,372,375 the six months ended June 30, 2020. The change is due to the acquisition of intellectual property during the six months ended June 30, 2021, of $500,000 compared to proceeds of $6,909,994 from the sale of investments during the six months ended June 30, 2020.

Cash Flows Provided by Financing Activities

Cash provided by financing activities for the six months ended June 30, 2021, was $38,240,318 compared to cash provided by financing activities of $6,948,400 for the six months ended June 30, 2020. During the six months ended June 30, 2021, the Company issued shares for net proceeds of $38,341,407 offset by the repayment of $71,424 for notes payable and repayment of $29,665 for lease obligations compared to, issued shares for net proceeds of $6,909,994 and proceeds from exercise of stock options of $59,548, offset by repayment of $21,142 for lease obligations made during the six months ended June 30, 2020.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. The Company paid expenses of $nil and $262,834 (2020 - $294,321 and $712,803) to a company owned by the former CEO for the three and six months ended June 30, 2021, included in the consolidated statement of loss and comprehensive loss under various expense line categories.

b. The Company pays independent directors an annual retainer of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and six months ended June 30, 2021 was $33,385 and $574,930 (2020 - $59,807 and $122,708), which includes $466,545 recognized as share-based compensation for shares issued.

c. In February 2021, as compensation, the Company issued 1,349,764 shares with a fair value of $3,576,875 to Raza Bokhari, in his capacity as Board Chair and Chief Executive Officer, and to certain other directors. Of the 1,349,764 shares issued, 1,173,709, with a fair value of $3,110,330, were issued to Raza Bokhari and 176,055 shares, with a fair value of $466,545, were issued to other directors.  In June 2021, 156,278 of the shares issued to directors in February 2021 were cancelled. The Company is working to cancel certain of the shares issued to Raza Bokhari in February 2021 and is currently pursuing its legal options with respect to this matter.

Related Party	Number of Securities	Total Amount
Dr. Raza Bokhari	1,173,709	3,110,330
Robert Ciaruffoli	46,948	124,412
Jim Datin	46,948	124,412
Steve Buyer	46,948	124,412
Gerry Goldberg	35,211	93,309
	1,349,764	$3,576,875

d. The Company reimbursed certain directors C$1,334,158 for expenses incurred in relation to requisitioning, calling and holding the shareholders' meeting.

Key management personnel compensation during the six months ended June 30, 2021 and 2020 is comprised of:

	For the three months ended June 30,		For the six months ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	229,909	633,223	745,785	1,368,258
Share-based payments and bonuses	2,819,217	292,795	6,674,635	2,329,884
Total	3,049,126	926,018	7,420,420	3,698,142

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from deposits with banks and outstanding receivables. The Company trades only with recognized, creditworthy third parties. The Company does not currently have any material outstanding trade receivables with customers.

The Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payable and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carrying the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to interest rate risk as at June 30, 2021, as there are no material long-term borrowings outstanding.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at June 30, 2021.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payable is close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the Investments note. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2020, for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	35,835,568
Share options	3,314,810
Warrants	6,849,109

SUBSEQUENT EVENTS

On July 26, 2021, the Company issued 100,000 warrants to a related party controlled by a director of the Company. Each warrant can be exercised into a Class B Common Share of the Company, at an exercise price of C$2.50, at any time on or before June 30, 2023.

On July 27, 2021, the Company announced the termination of CEO, Raza Bokhari, for cause. The Company's Board of Directors has appointed Anthony Durkacz as the Company's interim CEO and Zeeshan Saeed was reinstated as the Company's President.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.

In addition, the Chief Executive Officer and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company's ICFR uses the framework and criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its ICFR during the six months ended June 30, 2021, that have materially affected or are reasonably likely to materially affect the Company's ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.